February 20, 2014

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re: Popular, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Filed August 9, 2013

File No. 001-34084

Dear Ms. Hayes:

Reference is made to our response dated November 20, 2013 (the “November 20 Submission”) to your letter dated October 29, 2013, and to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Popular, Inc.’s (the “Corporation”) Form 10-K for the year ended December 31, 2012 filed on February 28, 2013 (the “2012 Form 10-K”), and Form 10-Q for the quarter ended June 30, 2013 filed on August 9, 2013 (the “Form 10-Q”).

As per our telephone conference held on February 18, 2014, we are providing the additional responses below as a supplementary addendum to our November 20 Submission.

At December 31, 2013, only caps associated with the auto loan portfolio were triggered in our allowance for loans and leases (ALLL) methodology. As of 4Q13, the auto loan portfolio’s net charge-off (NCO) trend drove the Trend Factor (TF) to exceed the predetermined cap for this loan segment. Given that the current TF cap, established as of YE 2012, may not have fully reflected the effects of the 2013 NCO trends, a $217K Additional Reserve was incorporated based on the difference between the ALLL for this segment with the current cap and without the cap. Although immaterial, the effect of the consumer caps was assessed through the review of Qualitative Factors and addressed through Additional Reserves in this particular case.

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

February 20, 2014

Dec. 31, 2013		ALLL (no caps)	Effect of Caps	Additional Reserves to address Caps	ALLL as Reported	Final Effect of Caps
	Leasing	10,622	—	—	10,622	—
PR Region	Consumer	152,579	(217)	217	152,579	—
	Mortgage	130,330	—	—	130,330	—

	Leasing	—	—	—	—	—
US Region	Consumer	24,306	—	—	24,306	—
	Mortgage	26,599	—	—	26,599	—

	Leasing	10,622	—	—	10,622	—
Popular, Inc.	Consumer	176,885	(217)	217	176,885	—
	Mortgage	156,929	—	—	156,929	—

At December 31, 2012, the effect of the mortgage caps was assessed through the review of Qualitative Factors and addressed through Additional Reserves. In reviewing the adequacy of the year-end 2012 Puerto Rico (PR) Mortgage ALLL, Management considered the Corporation’s revised charge-off policy. During the first quarter of 2012, the Corporation enhanced its charge-off policy for the residential mortgage loan portfolio by including historical losses on recent other real estate owned (“OREO”) sales to determine the net realizable value to assess charge-offs once a loan becomes 180 days past due. Previously, this was only done once the loan was foreclosed. This revision resulted in higher NCO trends for this portfolio as it considered a lower net realizable value based on current OREO disposition trends and selling costs.

Although the ALLL methodology’s Trend Factor fully captured the NCO trends by year-end 2012, the PR Mortgage Trend Factor caps did not fully reflect current NCO trends as they were last updated during the ALLL validation completed in 2011. As such, Management based the additional reserve for the mortgage portfolio on the elimination of the Trend Factor caps for this portfolio.

The effect of the consumer TF cap at December 31, 2012 was assessed and deemed immaterial for adjustment.

Dec. 31, 2012		ALLL (no caps)	Effect of Caps	Additional Reserves to address Caps	ALLL as Reported	Final Effect of Caps
	Leasing	2,894	—	—	2,894	—
PR Region	Consumer	100,120	(221)	—	99,899	221
	Mortgage	119,028	(3,959)	3,959	119,028	—

	Leasing	—	—	—	—	—
US Region	Consumer	31,322	(2)	—	31,320	2
	Mortgage	30,348	—	—	30,348	—

	Leasing	2,894	—	—	2,894	—
Popular, Inc.	Consumer	131,442	(223)	—	131,219	223
	Mortgage	149,376	(3,959)	3,959	149,376	—

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

February 20, 2014

At December 31, 2011, the effect of the consumer TF cap was assessed and deemed immaterial for adjustment while at December 31, 2010, the TF cap was not triggered in the ALLL methodology.

Dec. 31, 2011		ALLL (no caps)	Effect of Caps	Additional Reserves to address Caps	ALLL as Reported	Final Effect of Caps
	Leasing	4,651	—	—	4,651	—
PR Region	Consumer	115,675	(549)	—	115,126	549
	Mortgage	72,322	—	—	72,322	—

	Leasing	240	—	—	240	—
US Region	Consumer	44,277	(94)	—	44,183	94
	Mortgage	29,940	—	—	29,940	—

	Leasing	4,891	—	—	4,891	—
Popular, Inc.	Consumer	159,953	(643)	—	159,310	643
	Mortgage	102,262	—	—	102,262	—

Dec. 31, 2010		ALLL (no caps)	Effect of Caps	Additional Reserves to address Caps	ALLL as Reported	Final Effect of Caps
	Leasing	7,153	—	—	7,153	—
PR Region	Consumer	133,529	—	—	133,529	—
	Mortgage	42,030	—	—	42,030	—

	Leasing	6,000	—	—	6,000	—
US Region	Consumer	65,558	—	—	65,558	—
	Mortgage	28,840	—	—	28,840	—

	Leasing	13,153	—	—	13,153	—
Popular, Inc.	Consumer	199,087	—	—	199,087	—
	Mortgage	70,871	—	—	70,871	—

*****

If you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-756-3982 or Jorge J. García, Senior Vice President and Corporate Comptroller, at 787-765-9800 ext. 506101.

Sincerely,

/s/ Carlos J. Vázquez

Carlos J. Vázquez

Executive Vice President and

Chief Financial Officer